Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Changes to Board Composition

BEIJING, July 10, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Mr. Samuel Y. Shen has been appointed as independent director to the Company’s board of directors (the “Board”) and a member of the compensation committee of the Board. Concurrently, Mr. Min Zhou has resigned from the Board, the audit committee of the Board and the compensation committee of the Board for personal reasons. These changes were effective on July 9, 2020.

Mr. Samuel Y. Shen has been in the internet and technology industries for more than 20 years. He currently serves as executive chairman for new retail business group at 21Vianet Group, Inc. (Nasdaq: VNET), a leading carrier- and cloud-neutral Internet data center services provider in China. In 2020, he also co-founded Apurimac Partners Inc., a private investment firm with focus on digital real estate and edge computing industries, and serves as its founding partner. Prior to that, Mr. Shen was president for JD Cloud, a full blown public cloud provider in China and a wholly owned subsidiary of JD.com, Inc. (Nasdaq: JD) from 2017 to 2020. Mr. Shen also had a 23-year career at Microsoft (Nasdaq: MSFT) taking various leadership roles, during which he worked at the head quarter and international subsidiaries from 1993 to 2017. His most recent position at Microsoft was chief operating officer and managing director for the Cloud & Enterprise Group of Microsoft Asia-Pacific Research & Development Group. Mr. Shen received his Bachelor of Science degree in chemistry from National Tsing Hua University in 1986 and his Master of Science degree in computer science from University of California, Santa Barbara in 1991. From 2001 to 2002, he also attended executive class program at Northwestern University Kellogg School of Management.

Ms. Hua Zhou, Chairperson of the Board and Chief Executive Officer, commented, “On behalf of the Board, I would like to thank Mr. Min Zhou for his contribution to the Company and wish him every success in the future. At the same time, we are pleased to welcome Mr. Samuel Y. Shen as our new Board member. His extensive leadership experience and corporate governance expertise in the internet and technology industry will provide us with valuable guidance as we continue to grow our business.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428